FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of
March, 2010

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ S G WILLIAMS By S G WILLIAMS SECRETARY

Date:
1 April, 2010

EXHIBIT INDEX
  -------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 1 April, 2010

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit 1:    Stock Exchange Announcement dated 3 March 2010 entitled 'Unilever Board Changes'
Exhibit 2:    Stock Exchange Announcement dated 5 March 2010 entitled 'Annual Report & Accounts'

Exhibit 3:    Stock Exchange Announcement dated 15 March 2010 entitled 'Director/PDMR Shareholding'
Exhibit 4:    Stock Exchange Announcement dated 15 March 2010 entitled 'Director/PDMR Shareholding'
Exhibit 5:    Stock Exchange Announcement dated 18 March 2010 entitled 'Director/PDMR Shareholding'

Exhibit 6:    Stock Exchange Announcement dated 22 March 2010 entitled 'Director/PDMR Shareholding'

Exhibit 7:    Stock Exchange Announcement dated 25 March 2010 entitled 'Director/PDMR Shareholding - replacement'

Exhibit 8:    Stock Exchange Announcement dated 29 March 2010 entitled 'Unilever N.V. takes steps to improve governance'

Exhibit 9:    Stock Exchange Announcement dated 30 March 2010 entitled 'Director/PDMR Shareholding'

Exhibit 10:   Stock Exchange Announcement dated 30 March 2010 entitled 'Director/PDMR Shareholding'

Exhibit 11:   Stock exchange announcement dated 31 March 2010 entitled 'Annual Information Update'

Exhibit 1:
UNILEVER BOARD CHANGES

Unilever today announced that Leon Brittan, Wim Dik and Narayana Murthy will be retiring from the Board at the Annual General Meetings in May this year.
Unilever is proposing that The Rt Hon Sir Malcolm Rifkind MP join the Board as a new Non-Executive Director.  He will be proposed for election to the Board at the Annual General Meetings in Rotterdam on 11 May and in London on 12 May 2010.
Michael Treschow, Chairman of Unilever, said: "I am very pleased that Sir Malcolm Rifkind has agreed to be proposed to join the Board. With his broad background in international affairs he will be a valuable addition to the Board
."
As announced on 16 December 2009, Unilever is also proposing that Jean-Marc Huët be appointed as an Executive Director at the Annual General Meetings in Rotterdam on 11 May and in London on 12 May 2010. Jean-Marc was appointed Chief Financial Officer in February 2010.
Unilever requires all Directors to offer themselves for re-election at the Annual General Meetings each year. The following Directors will therefore be offering themselves for re-election: Louise Fresco, Ann Fudge, Charles Golden, Byron Grote, Hixonia Nyasulu, Paul Polman, Kees Storm, Michael Treschow, Jeroen van der Veer and Paul Walsh.
 - Ends -
3 March 2010
Biographies
The Rt Hon Sir Malcolm Rifkind MP

Nationality: British. Age: 63.

Sir Malcolm is a Member of Parliament for Kensington and Chelsea. In 1979 he was appointed a Parliamentary Under Secretary of State, at first in the Scottish Office and then transferred to the Foreign and Commonwealth Office, being promoted to Minister of State in 1983. Sir Malcolm was appointed a Queen's Counsel in 1985, and became a member of the Cabinet in 1986 as Secretary of State for Scotland. In 1990 he became Secretary of State for Transport and in 1992 Secretary of State for Defence, and from 1995-97 was Foreign Secretary. In 1997 he was knighted in recognition of his public service. Sir Malcolm is a Non-Executive Director of Aberdeen Asset Management plc, Adam Smith International and Continental Farmers' Group Ltd. He is also on the Advisory Board of LEK Partnership.
Jean-Marc Huët
Nationality: Dutch. Age: 40.
Jean-Marc joined Goldman Sachs International in 1993 as an Analyst before becoming an Associate in the Investment Banking Division. In 1999 he became Executive Director of Investment Banking Services. Jean-Marc joined Royal Numico N.V. as Chief Financial Officer and Member of the Executive Board in 2003. In 2007 he took up the role of Senior Vice President and Chief Financial Officer of Bristol-Myers Squibb Company, which he held until 2009.
About Unilever

Unilever works to create a better future every day.  We help people feel good, look good and get more out of life with brands and services that are good for them and good for others.
We are one of the world's leading suppliers of fast moving consumer goods with strong local roots in more than 100 countries. Our portfolio includes some of the world's best known and most loved brands including thirteen €1 billion brands, and global leadership in many categories in which we operate. The portfolio features iconic brands such as: Knorr, Hellmann's, Lipton, Dove, Axe/Lynx, Omo/Persil and Cif. We have around 174,000 employees in approaching 100 countries, and generated annual sales of
€40
billion in 2009.  For more information about Unilever and its brands, please visit
www.unilever.com
.

Exhibit 2:
2009 Annual Financial Report Announcement
5 March 2010
Unilever announces that as from today the following documents are available on its website
www.unilever.com/investorrelations
:
Unilever Annual Report and Accounts 2009
Unilever Annual Report on Form 20-F 2009
A copy of each of these documents listed has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:
The Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS
Tel. No. +44 (0)20 7066 1000
Attached to this announcement is contained the additional information for the purposes of compliance with the Disclosure and Transparency Rules including principal risk factors, details of related party issues and a responsibility statement.
The unaudited 2009 Full Year and Fourth Quarter Results for the year ended 31 December 2009, which were announced on 4 February 2010, were prepared in accordance with IAS 34.
ADDITIONAL INFORMATION
Principal Risk Factors
Risks and uncertainties could cause actual results to vary from those described in forward-looking statements made within this document, or could impact on our ability to meet our targets or be detrimental to our profitability or reputation. The risks that we regard as the most relevant to our business are identified below. We have also commented on certain mitigating actions that we believe help us manage such risks; however, we may not be successful in deploying some or all of these mitigating actions.

Description of Risk	What we are doing to manage the risk
Economic
• Decline in business during an economic downturn
• Avoiding customer and supplier default
 Unilever's business is dependent on continuing consumer demand for our brands. Reduced consumer wealth driven by adverse economic conditions may result in our consumers becoming unwilling or unable to purchase our products, which could adversely affect our cash flow, turnover, profits and profit margins. For example, in 2008 the economic downturn adversely impacted our business by reducing the demand for some of our products. In addition we have a large number of global brands, some of which have a significant carrying value as intangible assets: adverse economic conditions may reduce the value of those brands which could require us to impair their balance sheet value.
 During economic downturns access to credit could be constrained: this happened in 2008 and 2009. This could impact the viability of our suppliers and customers and could temporarily inhibit the flow of day-to-day cash transactions with suppliers and customers via the banks.
 Adverse economic conditions may affect one or more countries within a region, or may extend globally. The impact on our overall portfolio will depend on the severity of the economic slowdown, the mix of countries affected and any government response to reduce the impact such as fiscal stimulus, changes to taxation and measures to minimise unemployment.

 The breadth of Unilever's portfolio and our geographic reach help to mitigate local economic risks. We carefully monitor economic indicators and regularly model the impact of different economic scenarios. We monitor consumer behaviour through regular market research and adopt a flexible business model which allows us to adapt our portfolio and respond quickly to develop new offerings that suit consumers' and customers' changing needs during economic downturns. We regularly update our forecast of business results and cash flows and, where necessary, rebalance investment priorities. We undertake impairment testing reviews in accordance with the relevant accounting standards.
 We regularly monitor and review the health of our customers and suppliers and implement credit limits and supply substitution arrangements. These reviews are undertaken more frequently during economic downturns.

Markets
• Managing the business across globally competitive markets
• Volatility of emerging markets
• Building strategic alliances and partnerships
 Unilever operates globally in competitive markets where the activities of other multinational companies, local and regional companies and customers which have a significant private label business may adversely affect our market shares, cash flow, turnover, profits and/or profit margins.
 49% of Unilever's turnover in 2009 came from D&E markets including Brazil, India, Indonesia, Turkey, South Africa, China, Mexico and Russia. These markets are typically more volatile than developed markets, so we are continually exposed to changing economic, political and social developments outside our control, any of which could adversely affect our business. Failure to understand and respond effectively to local market developments could put at risk our cash flow, turnover, profit and/or profit margins.

 Our strategy focuses on investing in markets and segments which we identify as attractive, i.e. where we have or can build competitive advantage and where we can consistently grow sales and margins. Many years of exposure to D&E markets has given us the ability to be able to operate and develop our business successfully during periods of economic, political or social change.
 We seek in-fill acquisitions to support our category and geographic ambitions and, through Unilever Corporate Ventures, invest in potential future businesses, new technologies and different business models.
 We identify strategic partnerships with specialists that enable us to leverage external expertise to more efficiently and cost-effectively develop and manage our business.

Brand
• Design, development and roll-out of consumer/customer relevant products and services
 Unilever's vision is to help people feel good, look good and get more out of life with brands and services that are good for them and good for others. This is achieved by designing and delivering superior branded products/services at relevant price points to consumers across the globe. Failure to provide sufficient funding to develop new products, lack of technical capability in the R&D function, lack of prioritisation of projects and/or failure by operating management to successfully and quickly roll out the products may adversely impact our cash flow, turnover, profit and/or profit margins and may impact our reputation.

We have processes to monitor external market trends and collate consumer, customer and shopper insight in order to develop long-term category and brand strategies. Our established innovation management process uses comprehensive marketing tools and techniques to convert category strategies into a series of projects, building on internally developed know-how and expertise. It further identifies, prioritises and allocates resources and develops relevant brand communications. We have well-established procedures to plan and execute roll-out of products to our customers.

Customer
• Building long-term, mutually beneficial relationships with customers
• Customer consolidation and growth of discount sector
 Maintaining successful relationships with our customers is key to ensuring our brands are successfully presented to our consumers and are available for purchase at all times. Any breakdown in the relationships with customers could reduce the availability to our consumers of existing products and new product launches and therefore impact our cashflow, turnover, profits and/or profit margins.
 The retail industry continues to consolidate in many of our markets. Further consolidation and the continuing growth of discounters could increase the competitive retail environment by increasing customers' purchasing power, increasing the demand for competitive promotions and price discounts, increase cross-border sourcing to take advantage of pricing arbitrage and thus adversely impact our cash flow, turnover, profits and/or profit margins. Increased competition between retailers could place pressure on retailer margins and increase the counterparty risk to Unilever.

 We build and maintain trading relationships across a broad spectrum of channels ranging from centrally managed, multinational customers, to 'discount' chains and to the 'traditional' trade via distributors in many developing countries. We develop joint business plans with all our key customers, including detailed investment plans and customer service objectives, and regularly monitor progress.

Financial/Treasury
• Funding the ongoing operation of the business
• Counterparty default in a financial institution
• Managing currency and interest rate differences and movements
• Efficiently meeting our pension fund and tax obligations

As a global organisation Unilever's asset values, earnings and cash flows are influenced by a wide variety of currencies, interest rates, tax jurisdictions and differing taxes. If we are unable to manage our exposures to any one, or a combination, of these factors, this could adversely impact our cash flow, profits and/or profit margins. A material and significant shortfall in net cash flow could undermine Unilever's credit rating, impair investor confidence and hinder our ability to raise funds, whether through access to credit markets, commercial paper programmes, long-term bond issuances or otherwise. In times of financial market volatility, we are also potentially exposed to counterparty risks with banks.
 We are exposed to market interest rate fluctuations on our floating rate debt. Increases in benchmark interest rates could increase the interest cost of our floating rate debt and increase the cost of future borrowings. Our inability to manage the interest cost effectively could have an adverse impact on our cash flow, profits and/or profit margins.
 Because of the breadth of our international operations we are subject to risks from changes to the relative value of currencies which can fluctuate widely and could have a significant impact on our assets, cash flow, turnover, profits and/or profit margins. Further, because Unilever consolidates its financial statements in euros it is subject to exchange risks associated with the translation of the underlying net assets of its foreign subsidiaries. We are also subject to the imposition of exchange controls by individual countries which could limit our ability to import materials paid by foreign currency or to remit dividends to the parent company.
 Certain businesses have defined benefit pension plans, most now closed to new employees, which are exposed to movements in interest rates, fluctuating values of underlying investments and increased life expectancy. Changes in any or all of these inputs could potentially increase the cost to Unilever of funding the schemes and therefore have an adverse impact on profitability and cash flow.
 In view of the current economic climate and deteriorating government deficit positions, tax legislation in the countries in which we operate may be subject to change, which may have an adverse impact on our profits.

 A key target for the Group is to manage our financial affairs so as to maintain our A1/A+ credit rating, which gives us continued access to the global debt markets, even when the overall financial markets are under stress. We seek to manage our liquidity requirements by maintaining access to global debt markets through short-term and long-term debt programmes. In addition, we have committed credit facilities to underpin our commercial paper programme and for general corporate purposes. We regularly update our cashflow forecasts and assess the range of volatility due to pension asset values, interest rates and currencies. We concentrate cash in parent and finance companies to ensure maximum flexibility for meeting changing business needs. We finance our operating subsidiaries through a mixture of retained earnings, third-party borrowings and loans from parent and group companies. Group Treasury regularly monitors exposure to our third-party banks, tightening counterparty limits where appropriate. The Group actively manages its banking exposures on a daily basis.
 In order to minimise interest costs and reduce volatility, our interest rate management policy aims to achieve an appropriate balance between fixed and floating rate interest exposures on forecast net debt levels for the next five years. We achieve this through a combination of issuing fixed rate long-term debt and by modifying the interest rate exposure of debt and cash positions through the use of interest rate swaps.
 In order to manage currency exposures we maintain a policy whereby operating companies manage trading and financial foreign exchange exposures within prescribed limits and by the use of forward foreign exchange contracts. Regional groups monitor compliance with this policy. Further, operating companies borrow in local currency except where inhibited by local regulations, lack of local liquidity or local market conditions. For those countries that, in the view of management, have a substantial retranslation risk we may decide to hedge such net investment through the use of foreign currency borrowing or forward exchange contracts.
 Our pension investment policies require us to invest across a range of equities, bonds, property, hedge funds and cash such that the failure of any single investment will not have a material impact on the overall value of assets. The majority of assets, including those held in our 'pooled' investment vehicle, 'Univest', are managed by external fund managers and are regularly monitored by pension trustees and central pensions department.
 On tax, we maintain high quality tax compliance procedures and documentation, execute prudent tax planning strategies and make proper provision for current and deferred taxation. Deferred tax assets are reviewed regularly for recoverability.

Consumer safety and environmental sustainability
• Maintaining high social and environmental standards
• Designing and producing products that are safe for consumers
• Building an environmentally sustainable business
 Unilever has developed a strong corporate reputation over many years for its focus on social and environmental issues, including promoting sustainable development and utilisation of renewable resources. The Unilever brand logo, now displayed on all our products and advertising, increases our external exposure. Should we fail to meet high product safety, social, environmental and ethical standards across all our products and in all our operations and activities it could impact our reputation, leading to the rejection of products by consumers, damage to our brands including growth and profitability, and diversion of management time into rebuilding our reputation.
 We aim to grow our business while reducing our environmental impact. The environmental measures that we regard as most significant are those relating to the amounts of CO2 from energy that we use, the water we consume as part of our production processes and the amount of waste that we generate for disposal. Failure to design products with a lower environmental footprint could damage our reputation and hence long-term cash flow, turnover, profits and/or profit margins.

 Our Code of Business Principles and other operational and business policies are designed to ensure that we consistently maintain high social and environmental standards, and we have established processes to track performance in these areas. Our strategy benefits from the insights of the Unilever Sustainable Development Group, comprising five external specialists in corporate responsibility and sustainability, that guide and critique the development of our strategy.
 Detailed operational policies and procedures ensure that quality and safety are built in to the design, manufacture and distribution of all of our products. Procedures are also in place to respond quickly to consumer safety and quality incidents including provision to initiate product recalls where necessary.
 Our 'Brand Imprint' process ensures that the direct and indirect environmental impacts of our products and brands are assessed in a consistent way across the value chain. Specific targets have been set against our environmental impact ambitions, and progress is monitored and published in the annual Sustainable Development Report.

Operations
• Securing raw materials and key third party services
• Maintaining safe, secure and operational production and distribution capability
• Maintaining a competitive cost structure
• Handling major incidents and crises

Our ability to make products is dependent on securing timely and cost-effective supplies of production materials, some of which are globally traded commodities. The price of commodities and other key materials, labour, warehousing and distribution fluctuates according to global economic conditions, which can have a significant impact on our product costs. For example, in 2008 we saw unprecedented increases in many of our commodity costs, including edible oils and crude oil. If we are unable to increase prices to compensate for higher input costs, this could reduce our cash flow, profits and/or profit margins. If we increase prices more than our competitors, this could undermine our competitiveness and hence market shares.

Further, two-thirds of the raw materials that we buy come from agriculture. Changing weather patterns, water scarcity and unsustainable farming practices threaten the long-term viability of agricultural production. A reduction in agricultural production may limit our ability to manufacture products in the long term.
We are dependent on regional and global supply chains for the supply of raw materials and services and for the manufacture, distribution and delivery of our products. We may be unable to respond to adverse events occurring in any part of this supply chain such as changes in local legal and regulatory schemes, labour shortages and disruptions, environmental and industrial accidents, bankruptcy of a key supplier or failure to deliver supplies on time and in full, which could impact our ability to deliver orders to our customers. Any of the foregoing could adversely impact our cash flow, turnover, profits and/or profit margins and harm our reputation and our brands.

We have strategies and policies in place to monitor short- and long-term raw material demand forecasts. These are used to determine future production requirements and facilitate the forward-buying of traded commodities to reduce future volatility of commodity costs. We have contingency plans to enable us to secure alternative key material supplies at short notice, to transfer/share production between manufacturing sites and to use substitute materials in our product formulations and recipes.
 We have programmes of regular preventative maintenance for key lines and production sites. We have in place mandatory occupational health and safety policies to ensure the well-being and safety of our employees, including procedures for regular self-certification.

We regularly undertake value improvement programmes to identify cost/value opportunities in direct and indirect costs. We benchmark internal product and service costs against external providers and we regularly model our production, distribution and warehousing capability to optimise capacity utilisation and cost.
 We routinely assess potential threats to our operations that could, if they materialise, give rise to a major incident or crisis. We review the appropriateness of our incident response, business continuity and disaster recovery plans taking into account external developments.

People and Talent
• Attracting, developing and retaining a skilled workforce to build and maintain a fit-for-purpose organisation
 Attracting, developing and retaining talented employees is essential to the delivery of our strategy. If we fail to determine the appropriate mix of skills required to implement our strategy and subsequently fail to recruit or develop the right number of appropriately qualified people, or if there are high levels of staff turnover, this could adversely affect our ability to operate successfully, and hence grow our business and effectively compete in the marketplace.

Resource Committees have been established and implemented throughout our business. These committees have responsibility for identifying future skills and capability needs, defining career paths and professional training programmes, benchmarking the elements of reward structures, both short- and long-term, and identifying the key talent and leaders of the future. Regular internal surveys are conducted to gauge employee views and obtain feedback.
 We have an integrated management development process which includes regular performance review, underpinned by a common set of 'Standards of Leadership' behaviours, skills and competency profiling, mentoring, coaching and training.

Legal and regulatory
• Complying with and anticipating new legal and regulatory requirements
 Unilever is subject to local, regional and global rules, laws and regulations, covering such diverse areas as product safety, product claims, trademarks, copyright, patents, employee health and safety, the environment, corporate governance, listing and disclosure, employment and taxes. Important regulatory bodies in respect of our business include the European Commission and the US Food and Drug Administration. Failure to comply with laws and regulations could leave Unilever open to civil and/or criminal legal challenge and, if upheld, fines or imprisonment imposed on us or our employees. Further, our reputation could be significantly damaged by adverse publicity relating to such a breach of laws or regulations and such damage could extend beyond a single geography.

 Specialists or specialist teams at global, regional and local level are responsible for setting policies and ensuring that all employees are aware and comply with regulations and laws specific and relevant to their roles. Internal competition law compliance procedures and training are reinforced and enhanced on an ongoing basis. There is a Legal Policy which sets out the specific activities and processes for which employees must seek the agreement of internal legal counsel in advance of making a commitment.

Restructuring and change management
• Delivering major restructuring projects effectively
 In recent years Unilever has launched global and regional restructuring programmes to help simplify our organisational structure, leverage common platforms, realise benefits from our regional and global scale and outsource business processes. Implementation of such programmes requires significant effort and attention from management and employees to complete to the agreed timescale and realise the anticipated benefits. In the event that we are unable to successfully implement these changes in a timely manner or at all, or effectively manage third-party relationships and/or outsourced processes, we may not be able to realise some or all of the anticipated expense reductions. In addition, because some of the restructuring changes involve important functions, any disruption could harm the operations of our business, our reputation and/or relationship with our employees.

All significant global and regional restructuring projects are approved by the Unilever Executive and sponsored by a Unilever Executive member. Regular updates are provided to the Unilever Executive.
 ound project disciplines are used in executing restructuring projects including: clearly articulated project objectives, scope and deliverables; an approved and properly authorised business case updated over time as necessary; detailed and up-to-date project planning; resourcing by appropriately qualified personnel; an effective communication and change management plan; and proper closure, where learnings are captured and disseminated.

Other risks

Unilever is exposed to varying degrees of risk and uncertainty related to other factors including physical risks, legislative, environmental, fiscal, tax and regulatory developments, legal matters, insurance and resolution of such pending matters within current estimates, our ability to integrate acquisitions and complete planned divestitures, terrorism and economic, political and social conditions in the environments where we operate and new or changed priorities of the Boards. All these risks could materially affect the Group's business, our turnover, operating profits, net profits, net assets and liquidity. There may be risks which are unknown to Unilever or which are currently believed to be immaterial.

RELATED PARTY TRANSACTIONS
The following related party balances existed with associate or joint venture businesses at 31 December:

Related party balances	€ million 2009	€ million 2008
Trading and other balances due from joint ventures	231	240
Trading and other balances due from/(to) associates	5	(33)

Joint ventures
Unilever completed the restructuring of its Portuguese business as at 1 January 2007. Sales by Unilever group companies to Unilever Jeronimo Martins and Pepsi Lipton International were €91 million and €14 million in 2009 (2008: €84 million and €12 million) respectively. Sales from Jeronimo Martins to Unilever group companies were €46 million in 2009 (2008: €48 million). Balances owed by/(to) Unilever Jerónimo Martins and Pepsi Lipton International at 31 December 2009 were €230 million and €1 million (2008: €238 million and €2 million) respectively.
Associates
At 31December 2009 the outstanding balance receivable from JohnsonDiversey Holdings Inc. was €5 million (2008: balance payable was €33 million). Agency fees payable to JohnsonDiversey in connection with the sale of Unilever branded products through their channels amounted to approximately €20 million in 2009 (2008: €24 million).
Langholm Capital Partners invests in private European companies with above-average longer-term growth prospects. Since the Langholm fund was launched in 2002, Unilever has invested €76 million in Langholm, with an outstanding commitment at the end of 2009 of €21 million. Unilever has received back a total of €123 million in cash from its investment in Langholm.
Physic Ventures is an early stage venture capital fund based in San Francisco, focusing on consumer-driven health, wellness and sustainable living. Unilever has invested €20 million in Physic Ventures since the launch of the fund in 2007. At 31 December 2009 the outstanding commitment with Physic Ventures was €43 million.
DIRECTORS' RESPONSIBILITY STATEMENT
Each of the Directors confirms that, to the best of his or her knowledge:
• the financial statements which have been prepared in accordance with International Financial Reporting Standards as adopted by the EU and as issued by the International Accounting Standards Board (in the case of the consolidated accounts) and United Kingdom accounting standards (in the case of the PLC parent company accounts) and United Kingdom accounting standards and Part 9 of Book 2 of the Dutch Civil Code (in the case of the NV parent company accounts), give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group and the NV and PLC entities taken as a whole; and
• the Report of the Directors includes a fair review of the development and performance of the business and the position of the Group and the NV and the PLC entities taken as a whole, together with a description of the principal risks and uncertainties they face.

Name	Function
Michael Treschow
Jeroen van der Veer
Paul Polman
The Rt Hon The Lord Brittan of Spennithorne QC, DL
Professor Wim Dik
Louise Fresco
Ann Fudge
Charles Golden
Byron Grote
Narayana Murthy
Hixonia Nyasulu
Kees Storm
Paul Walsh

Chairman
Vice Chairman
Chief Executive Officer
Non-Executive Director
Non-Executive Director
Non-Executive Director
Non-Executive Director
Non-Executive Director
Non-Executive Director
Non-Executive Director
Non-Executive Director
Non-Executive Director
Non-Executive Director

Exhibit 3:

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Unilever PLC was notified on 15 March 2010 that on 15 March 2010 the following 2007 Share Bonus Matching Shares were distributed under the North America Share Bonus Program which is part of the Unilever North America 2002 Omnibus Equity Compensation Plan.

Mr A J Ogg (PDMR)
received

1,039 Unilever PLC American Depositary Receipts (PLC ADRs) each representing 1 Ordinary 3 1/9 pence share after 373 PLC ADRs were withheld to meet tax liabilities at a price of US$29.92 per PLC ADR.

Mr M B Polk (PDMR)
received
1,020 Unilever PLC American Depositary Receipts (PLC ADRs) each representing 1 Ordinary 3 1/9 pence share after 581 PLC ADRs were withheld to meet tax liabilities at a price of US$29.92 per PLC ADR.

The above transactions were carried out in the USA.

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

Name of contact and telephone number for queries:
HOLLY SCOTT - +44(0)207 822 5927

Name of authorised official of issuer responsible for making notification:
STEPHEN WILLIAMS - COMPANY SECRETARY

15 March 2010

Exhibit 4:

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Unilever PLC was notified on 12 March 2010 of the following transactions carried out by
Mr D A Baillie (PDMR)
which took place on 12 March 2010:

·
Exercise of 20,250 options granted 25 March 2003 under the Unilever PLC 1997 Executive Share Option Scheme at an option price of 1300p per Unilever PLC Ordinary share of 3 1/9p each.

·
Sale of 20,250 Unilever PLC Ordinary shares of 3 1/9p each at a price of 1976.3647p per share
.

·
Sale of 15,000 Unilever PLC Ordinary shares of 3 1/9p each at a price of 1970.576067p per share
.

The above transactions were carried out in the UK.

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

Name of contact and telephone number for queries:
HOLLY SCOTT - +44(0)207 822 5927

Name of authorised official of issuer responsible for making notification:
STEPHEN WILLIAMS - COMPANY SECRETARY

15 March 2010

Exhibit 5:
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Unilever PLC was notified on 18 March 2010 that on 17 March 2010 reinvested dividend equivalents earned on Before-Tax Share Bonus Program shares were reinvested as additional shares based on the New York Stock Exchange closing price of US$29.86.

Before-Tax Share Bonus Program

The following reinvested dividends were earned for each plan year. Dividends will be distributed in July of the calendar year after retirement or termination. There are no performance conditions associated with receiving these dividends.

Mr A J Ogg (PDMR)

Plan Year 2004:   5 American Depositary Receipts each representing 1 Ordinary 3 1/9 pence share

Plan Year 2005:   3 American Depositary Receipts each representing 1 Ordinary 3 1/9 pence share

Plan Year 2006:  12 American Depositary Receipts each representing 1 Ordinary 3 1/9 pence share

Mr M B Polk (PDMR)

Plan Year 2004:   10 American Depositary Receipts each representing 1 Ordinary 3 1/9 pence share

Plan Year 2005:   25 American Depositary Receipts each representing 1 Ordinary 3 1/9 pence share

Plan Year 2006:   15 American Depositary Receipts each representing 1 Ordinary 3 1/9 pence share

The above transactions were carried out in USA.

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

Name of contact and telephone number for queries:
HOLLY SCOTT - +44(0)207 822 5927

Name of authorised official of issuer responsible for making notification:
STEVE WILLIAMS - GROUP SECRETARY

18 March 2010

Exhibit 6:

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Unilever PLC was notified on 19 March 2010 that on 18 March 2010 the following awards were granted to Directors and PDMRs:

Unilever Share Matching Scheme

The following number of shares were purchased as part of the individual's annual bonus at 1944p per Unilever PLC Ordinary share of 3 1/9p each, and the following number of matching shares were awarded pursuant to the Unilever Share Matching Scheme:

	Purchased Shares	Matching Shares
Mr P G J M Polman (Director)	9,484	9,484

Professor G Berger (PDMR)	2,546	2,546

Mr P-L Sigismondi (PDMR)	1,591	1,591

Mr M Banga (PDMR)	3,380	3,380

Mr D A Baillie (PDMR)	3,481	3,481

Mr H Manwani (PDMR)	3,535	3,535

The above transactions were carried out in the UK.

The following number of shares were purchased as part of the individual's annual bonus at US$29.76 per Unilever PLC American Depositary Receipt (PLC ADR) each representing 1 Ordinary 3 1/9 pence share, and the following number of matching shares were awarded pursuant to the Unilever Share Matching Scheme:

	Purchased Shares	Matching Shares
Mr A J Ogg (PDMR)	3,422	3,422

Mr M B Polk (PDMR)	4,300	4,300

The above transactions were carried out in the USA.

Unilever Global Share Incentive Plan 2007

The following number of Unilever PLC Ordinary shares of 3 1/9p each were awarded with conditional rights pursuant to the Unilever Global Share Incentive Plan 2007:

Mr P G J M Polman (Director)	44,137

Mr R J-M S Huët (PDMR)	30,906

Professor G Berger (PDMR)	14,140

Mr P-L Sigismondi (PDMR)	11,110

Mr D A Baillie (PDMR)	17,404

Mr H Manwani (PDMR)	14,519

The above transactions were carried out in the UK.

The following number of Unilever PLC American Depositary Receipts (PLC ADRs) each representing 1 Ordinary 3 1/9 pence share were awarded with conditional rights pursuant to the Unilever Global Share Incentive Plan 2007:

Mr A J Ogg (PDMR)	24,579

Mr M B Polk (PDMR)	40,470

The above transactions were carried out in the USA.

The following number of Unilever PLC Ordinary shares of 3 1/9p each were awarded as a conditional restricted stock grant pursuant to the Unilever Global Share Incentive Plan 2007 where 1/3 will vest 1 year from date of grant, 1/3 will vest 2 years from date of grant, and the remaining 1/3 will vest 3 years from date of grant:

Mr R J-M S Huët (PDMR)	65,650

The above transaction was carried out in the UK.

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

Name of contact and telephone number for queries:
HOLLY SCOTT - +44(0)207 822 5927

Name of authorised official of issuer responsible for making notification:
STEVE WILLIAMS - GROUP SECRETARY

22 March 2010

Exhibit 7:
Please note that in our earlier announcement, RNS number 1338J, entitled 'Director/PDMR Shareholding' the date that the shares vested is stated as 23 March 2010. This was incorrect, and the date on which the shares vested was 22 March 2010. Please find corrected announcement below.
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
Unilever PLC was notified on 23 March 2010 that on 22 March 2010 the following awards granted to PDMRs in March 2007 have vested pursuant to the Unilever Share Matching Scheme and the North America 2002 Omnibus Equity Compensation Plan:

Unilever Share Matching Scheme

Mr D A Baillie (PDMR)
received 1,124 Unilever PLC Ordinary shares of 3 1/9p each.
Mr M S Banga (PDMR)
received 990 Unilever PLC Ordinary shares of 3 1/9p each after 688 were sold to meet tax liabilities at a price of 1922p per share.
Mr H Manwani (PDMR)
received 1,641 Unilever PLC Ordinary shares of 3 1/9p each after 464 were sold to meet tax liabilities at a price of 1922p per share.
The above transactions were carried out in the UK.
North America 2002 Omnibus Equity Compensation Plan

Mr A J Ogg (PDMR)
received 7,734 Unilever PLC American Depositary Receipts (PLC ADRs) each representing 1 Ordinary 3 1/9 pence share after 6,156 were withheld to meet tax liabilities at a price of US$29.36 per share.
Mr M B Polk (PDMR)
received 13,889 Unilever PLC American Depositary Receipts (PLC ADRs) each representing 1 Ordinary 3 1/9 pence share after 12,001 were withheld to meet tax liabilities at a price of US$29.36 per share.
The above transactions were carried out in the USA.
This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).
Name of contact and telephone number for queries:
HOLLY SCOTT - +44(0)207 822 5927
Name of authorised official of issuer responsible for making notification:
STEVE WILLIAMS - GROUP SECRETARY
25 March 2010

Exhibit 8:
UNILEVER N.V. TAKES STEPS TO FURTHER IMPROVE
CORPORATE GOVERNANCE
Proposals to simplify capital structure of Unilever N.V.

Rotterdam, 29 March 2010
. - Unilever N.V. today announced proposals to improve and simplify its corporate governance and capital structure.  Unilever N.V intends to propose to cancel its 4% cumulative preference shares and to seek authorisation to buy back its 6% and 7% cumulative preference shares.
Unilever believes that these actions will strengthen the link between economic interest and voting rights for Unilever N.V. shareholders and move it towards the principle of one share, one vote.
Over the years Unilever N.V. issued various classes of preference shares.  Since then there has been a gap between their economic value and the votes that they represent.
Unilever N.V. will put to its forthcoming Annual General Meeting to be held on 11 May 2010 a proposal to cancel its 4% cumulative preference shares. Upon cancellation holders would receive a cash payment of €45.37802 for each 4% Unilever N.V. cumulative preference share, as provided in the Unilever N.V. articles of association.
Unilever N.V. will also pay the dividend accrued until the moment of cancellation
.
Unilever N.V. also intends to seek authority from the Unilever N.V. Annual General Meeting to buy back the 6% Unilever N.V. cumulative preference shares at a price of up to €575.50, and the 7% Unilever N.V. cumulative preference shares at a price of up to €671.40 per share.
Unilever N.V. currently intends to implement the buy back by way of a public offer, to be run in parallel with the proposed cancellation of the 4% Unilever N.V. cumulative preference shares. Unilever N.V. emphasises that at this point there is no certainty about the execution of these proposals nor on the timing thereof.
The cancellation of the 4% Unilever N.V. preference shares will result in a total cash consideration in the region of €35 million.  If all holders of the 6% and 7% Unilever N.V. preference shares would tender their shares, this could result in a further cash consideration for Unilever N.V. of a maximum of €120 million, including all accrued dividends.
The agenda of the Annual General Meeting of Unilever N.V., as well as other meeting documents will be available as from 31 March 2010.  The meeting will take place at the World Trade Centre, Rotterdam, on Tuesday 11 May 2010.
These proposals do not relate to Unilever PLC.

-Ends-

Enquiries:
Unilever

Media: Media Relations Team UK +44 20 7822 6805 tim.johns@unilever.com NL +31 10 217 4844 flip.dotsch@unilever.com	Investors: Investor Relations Team +44 20 7822 6830 investor.relations@unilever.com +31 20 575 4010

About Unilever:

Unilever works to create a better future every day. We help people feel good, look good and get more out of life with brands and services that are good for them and good for others.

We are one of the world's leading suppliers of fast moving consumer goods with strong local roots in more than 100 countries.  Our portfolio includes some of the world's best known and most loved brands including eleven €1 billion brands, and global leadership in many categories in which we operate. The portfolio features iconic brands such as: Knorr, Lipton, Becel, Hellmann's, Unox, Dove, Sunsilk, Rexona, Omo,  Cif, and Glorix.
We have around 163,000 employees in approaching 100 countries, and generated annual sales of
€40
billion in 2009.  For more information about Unilever and its brands, please visit
www.unilever.com
.

Exhibit 9:
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
Unilever PLC was notified on 29 March 2010 of the following transaction which took place on 29 March 2010:
Mr P G J M Polman (Director)
purchased 19,000 Unilever PLC Ordinary shares of 3 1/9p each at a price of 1898.8988p per share.
The above transaction was carried out in the UK.
This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).
Name of contact and telephone number for queries:
HOLLY SCOTT - +44(0)207 822 5927
Name of authorised official of issuer responsible for making notification:
STEPHEN WILLIAMS - COMPANY SECRETARY
 30 March 2010

Exhibit 10:
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
Unilever PLC was notified on 29 March 2010 of the following transaction which took place on 23 March 2010:
Mr M B Polk (PDMR)
sold 13,889 Unilever PLC American Depositary Receipts (PLC ADRs) each representing 1 Ordinary 3 1/9 pence share at a price of US$29.01 per share.
The above transaction was carried out in the USA.
This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).
Name of contact and telephone number for queries:
HOLLY SCOTT - +44(0)207 822 5927
Name of authorised official of issuer responsible for making notification:
STEPHEN WILLIAMS - COMPANY SECRETARY
30 March 2010

Exhibit 11:

Unilever PLC

 Annual Information Update

FOR THE 12 MONTHS TO 30 MARCH 2010

In accordance with Prospectus Rule 5.2, the following information and documents were published, or made available to the public in compliance with relevant laws and regulations since its last information update on 31 March 2009.

This annual information update is required by and is being made pursuant to Article 10 of the Prospectus Directive as implemented in the United Kingdom (Prospectus Rule 5.2) and not for any other purpose and neither the Company, nor any other person, takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of, the information which it contains.  This information is not necessarily up to date as at the date of this annual information update and the Company does not undertake any obligation to update any such information in the future.  Furthermore, such information may have been prepared in accordance with the laws or regulations of a particular jurisdiction and may not comply with or meet the relevant standards of disclosure in any other jurisdiction.  This annual information update does not constitute an offer of any securities addressed to any person and should not be relied on by any person.

1.      ANNOUNCEMENTS MADE VIA A REGULATORY INFORMATION SERVICE (LONDON STOCK EXCHANGE)

Description of the nature of the Information	Place of Filing	Where information can be obtained	Date of Publication
Annual Information Update	London	RNS	31 March 2009
UNILEVER COMPLETES TIGI ACQUISITION	London	RNS	2 April 2009
Notice of Results	London	RNS	23 April 2009
Unilever acquires Russian sauces business Baltimor	London	RNS	29 April 2009
1st Quarter Results	London	RNS	7 May 2009
Publication of Prospectus	London	RNS	11 May 2009
Result of AGM	London	RNS	13 May 2009
Director/PDMR Shareholding	London	RNS	15 May 2009
Director Declaration	London	RNS	19 May 2009
Fixed Rate Note Issue	London	RNS	11 June 2009
Fixed Rate Note Issue	London	RNS	17 June 2009
Director/PDMR Shareholding	London	RNS	19 June 2009
Director/PDMR Shareholding	London	RNS	2 July 2009
Unilever closes acquisition of Baltimor business	London	RNS	2 July 2009
Director/PDMR Shareholding	London	RNS	9 July 2009
Notice of Results	London	RNS	23 July 2009
2nd Quarter Results 2009	London	RNS	6 August 2009
Director/PDMR Shareholding	London	RNS	2 September 2009
UNILEVER AND SARA LEE	London	RNS	25 September 2009
Director/PDMR Shareholding	London	RNS	28 September 2009
UNILEVER SELLS STAKE IN JOHNSONDIVERSEY	London	RNS	7 October 2009
Notice of Results	London	RNS	22 October 2009
3rd Quarter Results	London	RNS	5 November 2009
Director/PDMR Shareholding	London	RNS	9 November 2009
Director/PDMR Shareholding	London	RNS	11 November 2009
Director/PDMR Shareholding	London	RNS	18 November 2009
COMPLETION OF SALE OF INTEREST IN JOHNSONDIVERSEY	London	RNS	24 November 2009
Unilever CFO to step down	London	RNS	10 December 2009
Holding(s) in Company	London	RNS	16 December 2009
Unilever appoints new CFO	London	RNS	16 December 2009
Director/PDMR Shareholding	London	RNS	17 December 2009
Director/PDMR Shareholding	London	RNS	29 December 2009
Holding(s) in Company	London	RNS	14 January 2010
Notice of Results	London	RNS	21 January 2010
Final Results	London	RNS	4 February 2010
Director/PDMR Shareholding	London	RNS	5 February 2010
Director/PDMR Shareholding	London	RNS	26 February 2010
UNILEVER BOARD CHANGES	London	RNS	3 March 2010
Annual Report and Accounts	London	RNS	5 March 2010
Director/PDMR Shareholding	London	RNS	15 March 2010
Director/PDMR Shareholding	London	RNS	15 March 2010
Director/PDMR Shareholding	London	RNS	18 March 2010
Director/PDMR Shareholding - replacement	London	RNS	22 March 2010
UNILEVER N.V. TAKES STEPS TO IMPROVE GOVERNANCE	London	RNS	29 March 2010
Director/PDMR Shareholding	London	RNS	30 March 2010
Director/PDMR Shareholding	London	RNS	30 March 2010

Details of all regulatory announcements can be found in full on the London Stock Exchange website at:

www.londonstockexchange.com

2.                  DOCUMENTS FILED AT COMPANIES HOUSE

Description of the Nature of the Information	Place of Filing	Where information can be obtained	Date of Publication
Group of Companies' Accounts made up to 31 December 2008	London	Companies House	18 May 2009
Appointment terminated, Director - David Simon	London	Companies House	20 May 2009
Relevant rate of exchange 13 May 2009	London	Companies House	22 May 2009
Resolutions - Political Donations, relevant rate of exchange	London	Companies House	22 May 2009
Resolution - Authority to purchase shares opther than from capital	London	Companies House	22 May 2009
Resolution - Disapplication of pre-emption rights	London	Companies House	22 May 2009
Resolution - Authorised allotment of shares and debentures	London	Companies House	22 May 2009
Director appointed - Professor DR LR Louise Fresco	London	Companies House	26 May 2009
Director appointed - Paul Walsh	London	Companies House	26 May 2009
Director appointed - Ann Fudge	London	Companies House	10 June 2009
Return made up to 16 May 2009; full list of members	London	Companies House	18 June 2009
Replacing the definition of "relevant rate of exchange" 13 May 2009	London	Companies House	9 July 2009
Form AD03 - Register(s) moved to SAIL address 114 - register of members 809 - register of interests in shares disclosed to public company	London	Companies House	6 October 2009
Form AD02 - SAIL address created	London	Companies House	6 October 2009
Appointment terminated, Secretary - Sven Dumoulin	London	Companies House	6 October 2009

Copies of these documents can be found on the Companies House Direct website at:
www.direct.companieshouse.gov.uk or by contacting Companies House, Crown Way,Maindy,CardiffCF14 3UZ.

3.   3.     DOCUMENTS PUBLISHED OR SENT TO SHAREHOLDERS OR FILED WITH THE UKLA VIEWING FACILITY

Date	Description
5 March 2010	Unilever Annual Report and Accounts 2009 Unilever Annual Report on Form 20-F 2009

Documents submitted to the FSA can be viewed at the Document Viewing Facility situated at The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

4.      DOCUMENTS LODGED WITH THE SECURITIES AND EXCHANGE COMMISSION

Unilever PLC is listed on the New York Stock Exchange and has submitted filings to the US Securities and Exchange Commission ("SEC").

Format	Description	Date

6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-09-000356 (34 Act) Size: 1 MB	1 April 2009

6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-09-000494 (34 Act) Size: 31 KB	1 May 2009

6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-09-000513 (34 Act) Size: 329 KB	7 May 2009

6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-09-000612 (34 Act) Size: 115 KB	2 June 2009

6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-09-000704 (34 Act) Size: 199 KB	2 July 2009

6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-09-000800 (34 Act) Size: 274 KB	3 August 2009

6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-09-000819 (34 Act) Size: 444 KB	6 August 2009

6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-09-000991 (34 Act) Size: 205 KB	1 October 2009

6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-09-001121 (34 Act) Size: 465 KB	5 November 2009

6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0000950123-09-061463 (34 Act) Size: 415 KB	12 November 2009

6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-09-001216 (34 Act) Size: 132 KB	1 December 2009

6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-10-000026 (34 Act) Size: 269 KB	6 January 2010

SC 13G	Statement of acquisition of beneficial ownership by individuals Acc-no: 0001086364-10-008643 (34 Act) Size: 15 KB	29 January 2010

6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-10-000112 (34 Act) Size: 69 KB	3 February 2010

6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-10-000114 (34 Act) Size: 999 KB	4 February 2010

6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-10-000220 (34 Act) Size: 53 KB	1 March 2010

6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0000950123-10-021284 (34 Act) Size: 12 MB	5 March 2010

20-F	Annual and transition report of foreign private issuers [Sections 13 or 15(d)]	5 March 2010

5. FURTHER INFORMATION

For more information about Unilever and its brands, please visit
www.unilever.com

A copy of this Annual Information Update and copies of the documents referred to in it can be obtained from the Assistant Company Secretary at the following address:

Assistant Secretary
Corporate Secretaries Department
Unilever PLC
Unilever House
100 Victoria Embankment
London EC4Y 0DY

Safe Harbour

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends', 'believes' or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, economic slowdown, industry consolidation, access to credit markets, recruitment levels, reputational risks, commodity prices, continued availability of raw materials, prioritisation of projects, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, consumer demands, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, the ability to complete planned restructuring activities, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the 20-F Report and the Annual Report and Accounts 2009. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.